07025231

July 10, 2007

Day

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

Regarding: Day Software Holding AG
Exemption number 082-34849
Documents furnished under paragraph (b)(1) of Rule 12g3-2

SUPPL

Dear Sir or Madam:

We have previously submitted the following documents required under paragraph (b)(1) of Rule 12g3-2:

Submission Date	Description of Submission
December 3, 2004	Documents required for our Application for Exemption Pursuant to Rule 12g3-2(b) for Day Software Holding AG (the "Company")
May 23, 2005	Exhibit C, a list of the information so made public, filed with the SWX Swiss Exchange or distributed to security holders by the Company from December 3, 2004 to May 23, 2005 including one copy or summary of each of the documents listed in Exhibit C
September 1, 2005	Exhibit D, a list of the information so made public, filed with the SWX Swiss Exchange or distributed to security holders by the Company from May 23, 2005 to September 1, 2005 including one copy or summary of each of the documents listed in Exhibit D
June 2, 2006	Exhibit E, a list of the information so made public, filed with the SWX Swiss Exchange or distributed to security holders by the Company from September 1, 2005 to June 2, 2006 including one copy or summary of each of the documents listed in Exhibit E
September 20, 2006	Exhibit F, a list of the information so made public, filed with the SWX Swiss Exchange or distributed to security holders by the Company from June 2, 2006 to September 20, 2006, including one copy or summary of each of the documents listed in Exhibit F
December 11, 2006	Exhibit G, a list of the information so made public, filed with the SWX Swiss Exchange or distributed to security holders by the Company from October 1, 2006 to December 11, 2006, including one copy or summary of each of the documents listed in Exhibit G

April 27, 2007	Exhibit H, a list of the information so made public, filed with the SWX Swiss Exchange or distributed to security holders by the Company from December 11, 2006 to April 27, 2007, including one copy or summary of each of the documents listed in Exhibit H

Today, we are providing you with Exhibit I, a list of the information so made public, filed with the SWX Swiss Exchange or distributed to security holders by the Company from April 28, 2007 to the current date including one copy or summary of each of the documents listed in Exhibit I.

If you have any questions with regard to this information, please contact the undersigned at 949 706 5300 x 113 or Chris Harano at 949 706 5300 x 111.

Sincerely,

Tracy Sharp,
Corporate Controller, Day Software, Inc.

EXHIBIT I

From December 1, 2004 to July 10, 2007, the following information has been (i) made public in Switzerland, (ii) filed with the SWX (and made public by such exchange), or (iii) sent to holders of the Company's securities and has not been previously furnished to the SEC in prior submissions dated December 3, 2004, May 23, 2005, September 1, 2005, June 2, 2006, September 20, 2006, December 11, 2006 and April 27, 2007.

PRESS RELEASES/ANNOUNCEMENTS FILED WITH AND MADE PUBLIC BY SWX:

1	Title:	Day Software Showcases New Digital Asset (DAM) Management Solution at Henry Stewart XVII Conference
	Dated/Distributed	June 6, 2007
2	Title:	Day Software's Web Content Management Solutions Showcased at Shared Insights Conference
	Dated/Distributed	May 22, 2007
3	Title:	Decisions of the Annual General Meeting of the Shareholders of Day Software Holding AG
	Dated/Distributed:	May 16, 2007
4	Title:	Day Reports Financial Results for First Quarter for Fiscal Year 2007
	Dated/Distributed:	May 14, 2007
5	Title:	Day Software Ships New Digital Asset Management Solution
	Dated/Distributed:	May 9, 2007
6	Title:	Day Software's New Digital Asset Management Product on Display at Internet World 2007
	Dated/Distributed:	April 30, 2007
7	Title:	Day Software to Deliver Java Content Repository JSR 170 Tutorials at ApacheCon Europe 2007
	Dated/Distributed:	April 30, 2007

FINANCIALS

4	Title:	Day Software 1st Quarter Report 2007
	Dated/Distributed:	May 14, 2007

Day

Day

Day Software Showcases New Digital Asset (DAM) Management Solution at Henry Stewart XVII Conference

Global content management vendor to exhibit award-winning products at industry event

Basel, Switzerland & Newport Beach, Calif. – June 6, 2007 – Day Software (SWX:DAYN, OTCQX:DYIHY), a leading provider of global content management and content infrastructure software, will feature its new Digital Asset Management (DAM) solution at the Henry Stewart XVII Conference in New York City on June 5-8, 2007.

Day's Communiqué Digital Asset Management (CQ DAM) is the first enterprise content management suite to fully leverage the Java Content Repository (JCR) application programming interface (API), JSR 170, the industry standard for content access. Day's CQ DAM provides global, enterprise-wide access to digital assets via the Web while delivering worldwide asset distribution and sharing through a centralized storage system. During the Henry Stewart XVII Conference, Day Software will showcase its expertise and leadership with the JSR 170 standard, which Day has applied to its own DAM solution.

"Our work to initiate the JSR 170 standard now extends to digital asset management, enabling organizations to streamline the way they manage digital assets of all types, while delivering brand control & consistency," said Santi Pierini, senior vice president of global marketing for Day. "CQ DAM is the only native JCR-standard-compliant DAM solution available on the market and we look forward to sharing our insights on the product at the conference."

Day's CQ DAM includes a powerful metadata management engine, comprehensive version control, user and workgroup management as well as integration with relevant third-party tools.

For more information on Day Software, please visit www.day.com.

About Day - www.day.com

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web.

Day

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day shares are also traded Over the Counter (OTC) in the form of American Depositary Receipts (OTCQX:DYIHY). Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, Deutsche Bank, InterContinental Hotels Group, McDonald's and Volkswagen.

For Further Information

Jackie Cadorin
Day Software
23 Corporate Plaza Drive_
Suite 215
Newport Beach, CA 92660
T 949 706 5300

E-Mail jackie.cadorin@day.com

Wanda Soler
LEWIS PR for Day Software
T 619 516 2559

E-Mail day@lewispr.com

Day

Day Software's Web Content Management Solutions Showcased at Shared Insights Conference

Global content management vendor to sponsor industry event, showcase award-winning customer implementation

Basel, Switzerland & Newport Beach, Calif. - May 22, 2007 - Day Software (SWX:DAYN, OTCQX:DYIHY), a leading provider of global content management and content infrastructure software, today announced its Web Content Management (WCM) solutions will be demonstrated during the Shared Insights Portals, Collaboration & Content Conference in Las Vegas on May 22-24.

A session lead by the McDonald's Corporation will also highlight how the global food service company was able to successfully build and manage a content management system through Day's award-winning Communiqué. Shared Insights honored Day and the McDonald's Corporation with a joint award for Best Content Management Application in 2006.

Tuesday, May 22, 2007
2:15pm
Mobilizing Your Content Management Strategy: McDonald's Corporation Case Study
Shared Insights Portals, Collaboration & Content Conference_
Caesar's Palace, Las Vegas
Steve Wilson, Senior Director, Global Web Communications, McDonald's Corporation

"We help global enterprises understand how they can best manage their online assets to efficiently manage their Web content," said Santi Pierini, senior vice president of global marketing for Day. "Through our expertise and superior content management solutions, we enable customers like McDonald's to quickly and reliably create, personalize, manage and deliver content."

For more information on Day Software, please visit www.day.com.

About Day - www.day.com

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day shares are also traded Over the Counter (OTC) in the form of American Depositary Receipts (OTCQX:DYIHY). Day's customers are some of the largest global corporations and include Audi,

Day

DaimlerChrysler, Deutsche Post World Net, Deutsche Bank, InterContinental Hotels Group, McDonald's and Volkswagen.

For Further Information

Jackie Cadorin
Day Software
23 Corporate Plaza Drive_
Suite 215
Newport Beach, CA 92660
T 949 706 5300

E-Mail jackie.cadorin@day.com

Wanda Soler
LEWIS PR for Day Software
T 619 516 2559

E-Mail day@lewispr.com

Media information

Decisions of the Annual General Meeting of the Shareholders of Day Software Holding AG

Basel, Switzerland, May 16, 2007 – Today's annual shareholders meeting of Day Software Holding AG approved all proposals. The following proposals were presented by the board of directors:

1. **Annual Report, Annual Financial Accounts, Group Accounts as well as Report of the Auditors and Group Auditors for the fiscal year 2006**
   The Board proposes to approve the Annual Report, the Annual Financial Accounts and the Group Accounts for the fiscal year 2006 as well as to accept the Report of the Auditors and the Group Auditors for the fiscal year 2006.

2. **Indemnification of the Board and the Senior Management**
   The Board proposes to indemnify all members of the Board of Directors and the managing directors.

3. **Appropriation of the Annual Result**
   The Board proposes to carry forward the loss as shown by the balance sheet amounting to CHF 253'123.

4. **Election of the Auditors and the Group Auditors for the fiscal year 2007**
   The Board proposes the election of BDO Visura, Zürich, as ordinary auditors according to Art. 727ff OR and group auditors according to Art. 731a OR for the fiscal year 2007. The Board proposes the election of BR Wirtschaftsprüfungs-gesellschaft mbH as additional auditors with the limited task of auditing capital increases according to Art. 652f, 653f and 653i of the Swiss Code of Obligations (OR) for an additional term of one year.

About Day - www.day.com

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day shares are also traded Over the Counter (OTC) in the form of American Depositary Receipts (OTCQX:DYIHY). Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, Deutsche Bank, InterContinental Hotels Group, McDonald's and Volkswagen.

For further information

Peter Nachbur
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 98 98

E-Mail: peter.nachbur@day.com

The German text of this press release represents the binding version.

Media information

Day Reports Financial Results for First Quarter for Fiscal Year 2007

Company announces record profitability and revenue growth

Basel, Switzerland – May 14, 2007 – Day Software Holding AG (SWX:DAYN, OTCQX:DYIHY), a leading provider of global content management software, today announced financial results for the first quarter ending March 31, 2007.

Financial Summary: (numbers reported are year-over-year)

- 24% Revenue Increase
- 48% License Revenue Increase
- 38% Net Income Increase
- 35% Increase in Cash Flow from Operations

The Company reported a record first quarter, achieving a 24% growth in total revenue over the same period in 2006. Revenues for the first quarter totaled CHF 6.4 million, compared with revenues of CHF 5.2 million for the first quarter of 2006. License revenues increased by 48% over last year, totaling CHF 3.1 million, compared with license revenues of CHF 2.1 million for the same period last year. The Company increased its gross profit to CHF 4.8 million compared to CHF 4.1 million for the same period in the previous year. Net income for Q1, 2007 was CHF 1.3 million compared to TCHF 915 in Q1, 2006. Cash flow from operations improved to CHF 2.4M in the current quarter from CHF 1.7M for the same period in the prior year.

"The strong first quarter results will enable us to drive further growth in 2007. We are making investments in all key areas of the company, including sales and marketing, research and development, and customer support," said Michael Moppert, CEO and chairman of Day. "Three elements are driving this growth: The market for content management solutions is healthy, as every major company today recognizes the need for a solid technology platform to implement a long-term enterprise content strategy. The ongoing market consolidation in our industry continues to reduce the number of competitors. And thirdly, as the leader of the new standard for our industry, Day continues to innovate, demonstrated by our recent development of a new, unique suite of products."

The Company continues to expand its product portfolio with solutions that include the industry's first standards-based Digital Asset Management system. Known as CQ DAM, the product will be available in Q2, 2007. Day is also increasing its activity with technology partners to grow its OEM business, and has plans to further expand its own sales force.

Day added several new customers in Q1, 2007, representing a number of key vertical markets. In the telecommunications sector, Day added Vodafone and E-Plus. Vodafone is the largest mobile telecommunications network company in the world, with 198.6 million customers. Vodafone chose Day to expand their Web-based communication channels to support their customers with mobile voice, paging, data and Internet services. E-Plus is one of Germany's largest mobile phone companies. E-Plus will use Day's technology to help attract revenue from the fixed network to the mobile network, making the mobile phone a user's preferred device for making calls.

Other new customers in key verticals include General Motors with Opel in the automotive sector. Opel's first project using Day's technology will be the creation of an online platform for pre-owned cars. In the financial services industry, Day added Zurich Cantonalbank, Switzerland's third largest bank.

Also in the first quarter, Day expanded its presence in the public sector with Thales Group in Germany. Thales is a leading international electronics and systems group, serving defense, aerospace and security markets worldwide. Thales represents a new CRX (Content Repository Extreme) enterprise account for Day.

In the US, AARP is redeploying all of their Web channels leveraging Day's Communiqué. The non-profit, non-partisan membership organization assisting people 50+ years of age chose Day for the exceptional flexibility and multi-language capabilities of its solutions.

Several of Day's existing customers made additional investments in its technology including, Swiss Post, Sauter AG, Kyocera and Voestalpine.

The Company continued to generate channel revenues in the first quarter of 2007 from agreements with industry leaders such as IBM/FileNet, FAST and Oracle, among others. Day's OEM agreement with FileNet provides Web Content Management capabilities for the FileNet P8 platform, enabling FileNet's customers to leverage the power of Java Content Repository (JCR)-standard technology and new Web-centric innovations within the FileNet P8 platform. Day's agreement with Oracle delivers a JCR-compliant (JSR 170) connectivity to legacy repositories, providing standardized access. With FAST, Day provides both connectivity and JSR 170 enablement for FAST's enterprise search products.

Also in the first quarter the Company released a series of standards-based connectors that enable customers to leverage enterprise content that resides in legacy repositories from EMC/Documentum, Interwoven, Lotus, MS Sharepoint, Vignette and others. In addition Day awarded "Data Migration" certification to the Quatico Content Importer (QCI) to provide efficient, cost-effective migrations of

legacy data from OpenText/Obtree C4 into Day Communiqué. This certification will ensure that former Obtree customers can seamlessly upgrade to Day Communiqué.

About Day - www.day.com

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day shares are also traded Over the Counter (OTC) in the form of American Depositary Receipts (OTCQX:DYIHY). Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, Deutsche Bank, InterContinental Hotels Group, McDonald's and Volkswagen.

A warning regarding forward-looking statements

This press release may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "expects," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. The Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For further information

Peter Nachbur
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 98 98

E-Mail: peter.nachbur@day.com

Katie Eakins / Wanda Soler
LEWIS PR for Day Software

T +1 619 516 2559

E-Mail: day@lewispr.com

The English text of this press release represents the binding version.

CONSOLIDATED BALANCE SHEETS

(in thousands CHF, except share information)
(unaudited)

ASSETS	March 31, 2007	December 31, 2006
Current assets		
Cash and cash equivalents	10'556	8'499
Accounts receivable, net of allowance	5'743	5'874
Unbilled receivables	1'083	1'478
Other receivables	106	92
Prepaid expenses	875	203
Total current assets	**18'363**	**16'146**
Non-current assets		
Property and equipment, net	247	250
Capitalized software development costs, net	1'792	1'537
Goodwill and intangible assets, net	3'091	3'137
Other assets	78	76
Total non-current assets	**5'208**	**5'000**
TOTAL ASSETS	**23'571**	**21'146**

LIABILITIES AND SHAREHOLDERS' EQUITY	March 31, 2007	December 31, 2006
Current liabilities		
Accounts payable	656	592
Deferred revenue	4'786	4'207
Other current liabilities	703	522
Accrued liabilities	1'634	1'433
Total current liabilities	**7'779**	**6'754**
Deferred revenue less current portion	167	190
Long-term portion of unfunded pension obligation	1'705	1'705
Total liabilities	**9'651**	**8'649**
Shareholders' equity		
Share capital, CHF 10.00 par value; 1,397,901 shares issued and outstanding, 676,000 additional authorized and 631,669 conditional as of March 31, 2007; 1,381,664 shares issued and outstanding, 676,000 additional authorized and 647,906 conditional as of December 31, 2006.	13'979	13'817
Treasury shares	-1'439	-1'255
Additional paid-in capital	140'093	139'938
Accumulated deficit	-136'773	-138'033
Accumulated other comprehensive loss	-1'940	-1'970
Total shareholders' equity	**13'920**	**12'497**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**23'571**	**21'146**

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands CHF, except share and per share information)
(unaudited)

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006
Revenues		
Software licenses	3'054	2'061
Product support	1'797	1'398
Services	1'571	1'731
Total revenues	**6'422**	**5'190**
Cost of revenues		
Software licenses	69	48
Product support and services	1'524	1'048
Total cost of revenues	**1'593**	**1'096**
Gross profit	**4'829**	**4'094**
Operating expenses		
Research and development	854	659
Sales and marketing	1'745	1'782
General and administrative	938	726
Amortization of acquired intangible assets	47	47
Income from operations	**1'245**	**880**
Interest income	12	9
Interest expense	-	-
Foreign exchange gain	32	27
Other income (expense)	(7)	7
Income before taxes	**1'282**	**923**
Provision for taxes	(22)	(8)
Net income	**1'260**	**915**
Basic earnings per share	**0.91**	**0.67**
Dilutive earnings per share	**0.86**	**0.63**
Shares used in computing basic earnings per share	**1'377'718**	**1'356'228**
Shares used in computing dilutive basic earnings per share	**1'467'628**	**1'446'118**

Day

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands CHF)
(unaudited)

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006
Net income	1'260	915
Adjustments to reconcile net income to net cash provide by operating activities		
Depreciation and amortization of fixed assets	30	21
Amortization of acquired intangible assets	47	47
Amortization of capitalized software costs	64	37
Net foreign currency exchange gain	(11)	(25)
Share-based compensation	94	125
Changes in operating assets and liabilities		
Accounts receivable	143	1'389
Unbilled receivables	397	(491)
Prepaid expenses and other current assets	(690)	(186)
Other assets	(3)	32
Accounts payable	67	(153)
Deferred revenues	574	812
Accrued liabilities	199	(536)
Other current liabilities	181	(247)
Net cash provided by operating activities	**2'352**	**1'740**
Cash flows from investing activities		
Capitalized software development cost	(319)	(209)
Purchases of equipment	(27)	(10)
Net cash used in investing activities	**(346)**	**(219)**
Cash flows from financing activities		
Proceeds from stock option exercises	203	194
Purchase of treasury shares	(700)	(434)
Proceeds from sale of treasury shares	536	638
Net cash provided by financing activities	**39**	**398**
Net increase in cash and cash equivalents	**2'045**	**1'919**
Foreign currency adjustment on cash	12	-
Cash and cash equivalents at beginning of period	8'499	4'256
Cash and cash equivalents at end of period	**10'556**	**6'175**

Day

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands CHF, except share information)
(unaudited)

	Share Capital		Treasury	Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Shares	Capital	Deficit	Income (Loss)	Equity
Balances January 1, 2006	1'353'570	13'536	(1'227)	139'256	(139'911)	(510)	11'144
Proceeds from exercise of stock options	28'094	281	-	67	-	-	348
Additional proceeds from issuance of share capital	-	-	-	109	-	-	109
Purchase of treasury shares	-	-	(2'598)	-	-	-	(2'598)
Proceeds from sale of treasury shares	-	-	2'570	51	-	-	2'621
Share-based compensation	-	-	-	455	-	-	455
Adjustment to initially apply Financial Accounting Standards Board Statement No. 158	-	-	-	-	-	(1'358)	(1'358)
Comprehensive income:							
Net income	-	-	-	-	1'878	-	1'878
Foreign currency translation	-	-	-	-	-	(102)	(102)
Total comprehensive income	-	-	-	-	-	-	1'776
Balances December 31, 2006	1'381'664	13'817	(1'255)	139'938	(138'033)	(1'970)	12'497
Proceeds from exercise of stock options	16'237	162	-	41	-	-	203
Purchase of treasury shares	-	-	(700)	-	-	-	(700)
Proceeds from sale of treasury shares	-	-	516	20	-	-	536
Share-based compensation	-	-	-	94	-	-	94
Comprehensive income:							
Net income	-	-	-	-	1'260	-	1'260
Foreign currency translation	-	-	-	-	-	30	30
Total comprehensive income	-	-	-	-	-	-	1'290
Balances March 31, 2007	1'397'901	13'979	(1'439)	140'093	(136'773)	(1'940)	13'920

Day

Day Software Ships New Digital Asset Management Solution

CQ DAM combines fully integrated suite of content applications with revolutionary repository technology to manage digital assets

Basel, Switzerland and Newport Beach, California – May 9, 2007 – Day Software (SWX: DAYN, OTCQX:DYIHY), a leading provider of global content management and content infrastructure software, has announced that its CTO David Nuescheler has been nominated by the Java Community Process(sm) (JCPsm) Program for the Most Outstanding Spec Lead Award for his work with JSR 283. The winner will be announced May 9 at the JavaOne Conference in San Francisco.

JSR 283 is the next version of the groundbreaking JSR 170 standard, for which Nuescheler was nominated for the JCP Program's Most Outstanding Spec Lead for Java Standard Edition / Enterprise Edition Award in 2005. The API for Java technology to the JCP and the first global standard for content repositories, JSR 170 was developed to eliminate the risks of proprietary vendor lock-in by improving interoperability between content repositories and applications. JSR 170 has played a major role in the evolution of the content industry. JSR 283, its enhancement, ensures that companies can easily manage content across large-scale enterprises.

"Rapid adoption of JSR 170 by leading enterprises and technology vendors has offered much insight into what can be done to improve the standard," said Nuescheler. "This latest version includes substantial enhancements that will make it even easier for companies to simplify their repository architecture, increase efficiency and reduce cost. I'm honored to be recognized by the JCP Program for my work with JSR 283 and I'm committed to producing an implementation-independent API enabling easy access to content regardless of platform, or where it resides within a repository."

JSR 283 was created to further expand and refine JSR 170 based on feedback from the Java developer community. The standard is widely supported by some of the biggest vendors in the enterprise content management (ECM) industry, including BEA Systems, EMC Documentum, Filenet, Hummingbird, IBM, Interwoven, JBOSS, Oracle, Sun Microsystems and Vignette.

Responsible for Day's technology strategy and ongoing product development, Nuescheler joined the company in 1994. Credited for creating the basic concept for its ECM suite, Communiqué, he led its development to create a truly advanced content unification and presentation platform.

Tech savvy individuals who have successfully built consensus in spite of diverse corporate goals, and who focus on efficiency and execution are nominated for the Most Outstanding Spec Lead. The award recognizes the person who has best displayed these qualities in the past year, in leading a JSR for the Java Standard Edition or Java Enterprise Edition communities.

Day

For more information on JCP Program Award nominations, JCP Program events at the JavaOne Conference or information on noteworthy Java Specification Requests (JSRs), please visit www.jcp.org.

About Day - www.day.com

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day shares are also traded Over the Counter (OTC) in the form of American Depositary Receipts (OTCQX:DYIHY). Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, Deutsche Bank, InterContinental Hotels Group, McDonald's and Volkswagen.

About the Java Community Process

Since its launch in 1998 as the open, inclusive process to develop and revise Java technology specifications, reference implementations, and technology compatibility kits, the Java Community Process program has fostered the evolution of the Java platform in cooperation with the international Java developer community. The JCP has over 1200 corporate and individual participants; more than 300 Java technology specifications are in development in the JCP program out of which 55% are in final stages. For more information on the JCP program, please visit http://jcp.org

###

For Further Information

Jackie Cadorin
Day Software
23 Corporate Plaza Drive, Suite 215
Newport Beach, CA 92660

T 949 706 5300

E-Mail jackie.cadorin@day.com

Katie Eakins & Wanda Soler
LEWIS PR for Day Software

T 619 516 2559

E-Mail mailto:day@lewispr.com

Day

Day Software's New Digital Asset Management Product On Display at Internet World 2007

Software innovator spotlights first JSR 170-compliant solution for managing digital and online assets

London, UK – April 30, 2007 - Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, will attend Internet World in London, May 1-3, 2007 to showcase its new digital asset management product, Communiqué Digital Asset Management (CQ DAM).

The first JSR 170-standard-compliant DAM solution available, CQ DAM provides global, enterprise-wide access to digital assets via the Web. Including essential DAM services such as a powerful metadata management engine, comprehensive version control, and user and workgroup management, CQ DAM integrates with relevant third-party tools. It is expected to distribute in mid-2007.

The JSR 170 application programming interface (API) represents a revolutionary shift in the content management market. Initiated by Day, the standard focuses on vendors' customers by allowing them to access and use valuable information stored within a content repository, no matter where that content resides. The first industry standard for content repositories, JSR 170 was created to relieve reliance on proprietary content management system applications and ease vendor lock-in.

Day's enterprise content management and Web content management products effectively leverage the attributes of Web 2.0, enabling global businesses to stay competitive and successful in the digital age.

Company executives will be on-hand at Day's booth (stand W202 at Earl's Court) to discuss how fully open standards-based content management solutions can fundamentally alter the way content challenges are addressed at the enterprise level. For more information on Day Software and CQ DAM, please visit www.day.com.

About Day - www.day.com

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN, OTC: DYIHY) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For Further Information

Jackie Cadorin
Day Software
23 Corporate Plaza Drive_
Suite 215
Newport Beach, CA 92660
T 949 706 5300

E-Mail jackie.cadorin@day.com

Katie Eakins / Wanda Soler
LEWIS PR for Day Software
T 619 516 2559

E-Mail day@lewispr.com

Day

Day Software to Deliver Java Content Repository JSR 170 Tutorials at ApacheCon Europe 2007

Global content management vendor to lead sessions on the evolution and impact off the JSR 170 standard

Amsterdam, Netherlands – April 30, 2007 – Day Software (SWX:DAYN) (OTC:DYIHY), a leading provider of global content management and content infrastructure software, will demonstrate its thought leadership and insights on JSR 170, the Java Content Repository application programming interface (API), at ApacheCon Europe 2007 in Amsterdam, May 1-4, 2007. Presentations lead by Day developers Alexandru Popescu and Jukka Zitting will discuss the evolution of Content Management Systems, and how standards like the JSR 170 application programming interface (API) positively impact data storage and usage.

Tuesday, May 1, 2007
2:30pm CEST
JCR Content Management tutorial
ApacheCon Europe 2007
Mövenpick Hotel Amsterdam City Centre
Jukka Zitting, Day Software

Thursday, May 3, 2007
5:30pm CEST
Up to Speed with Java Content Repository API and Jackrabbit
ApacheCon Europe 2007
Mövenpick Hotel Amsterdam City Centre
Alexandru Propescu and Jukka Zitting, Day Software

The first industry standard for content repositories, JSR 170, initiated by Day, enables access and use of data stored in content repositories regardless of location, alleviating proprietary application reliance while easing vendor lock-in.

Zitting's half-day tutorial on Tuesday, May 1 will cover the specifics of JCR content management, providing hands-on training for building content applications using Content Repository for Java Technology API (JCR) to develop content applications based on Apache Jackrabbit. The interactive session will also highlight the setup of a content repository as well as the architecture, basic features and content modeling of JCR.

Popescu will then co-present alongside Zitting in a session on Thursday, May 3, which will discuss the increasing complexity of Content Management Systems and how JCR eliminates some of the pain points associated with the evolution of Content Management Systems.

For more information on Day Software, please visit www.day.com.

Day

About Day - www.day.com

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN, OTC: DYIHY) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For Further Information

Jackie Cadorin
Day Software
23 Corporate Plaza Drive_
Suite 215
Newport Beach, CA 92660
T 949 706 5300

E-Mail jackie.cadorin@day.com

Katie Eakins / Wanda Soler
LEWIS PR for Day Software
T 619 516 2559

E-Mail day@lewispr.com

Q1 2007



Day Software Report for the First Quarter of Fiscal Year 2007

Results in Detail

First Quarter

Total revenues for the first quarter of 2007 amounted to CHF 6.4 million, compared to CHF 5.2 million for the first quarter of 2006. License revenues for the first quarter of 2007 amounted to CHF 3.1 million or 48% of total revenues, compared to CHF 2.1 million for the first quarter of 2006 or 40% of total revenues. Product support revenues for the first quarter of 2007 increased 29% to CHF 1.8 million, compared to CHF 1.4 million for the first quarter of 2006 due to growing customer base. Services revenues for the first quarter of 2007 decreased 12% to CHF 1.5 million, compared to CHF 1.7 million for the first quarter of 2006.

The Company generated total revenues of CHF 4.5 million (or 70% of total revenues) in Europe and CHF 1.9 million (or 30% of total revenues) in the Americas and Asia Pacific in the first quarter of 2007, as compared to CHF 2.2 million (or 42% of total revenues) in Europe and CHF 3.0 million (or 58% of total revenues) in the Americas and Asia Pacific in the first quarter of 2006. The United States was the country contributing the greatest amount of revenues in the both the first quarter of 2007 and 2006.

Cost of revenues for the first quarter of 2007 increased 45% to CHF 1.6 million, compared to CHF 1.1 million for the first quarter of 2006 due to increase in employees in professional services as a result of management's efforts to grow services revenue.

Gross profit for the first quarter of 2007 increased 17% to CHF 4.8 million, compared to CHF 4.1 million for the first quarter of 2006. The gross profit margin for the first quarter of 2007 decreased to 75%, as compared to 79% in the first quarter of 2006 due to the increase in cost of revenues.

Operating expenses for the first quarter of 2007 increased 13% to CHF 3.6 million, as compared to CHF 3.2 million for the first quarter of 2006. Research and development expenses increased 30% due to an increase in new product development. Sales and marketing expenses decreased 2%. General and administrative expenses increased 29% due to a TCHF 76 credit adjustment to bad debt expense in the first quarter of 2006, a TCHF 76 non-recurring charge in the first quarter of 2007 and an increase in headcount by 2 employees in general and administrative from 2006 to 2007. Operating expenses for the first quarter of 2007 and 2006 include a TCHF 94 and TCHF 125 charge for share-based compensation expense, respectively.

Net income for the first quarter of 2007 was CHF 1.3 million, compared to net income of TCHF 915 for the first quarter of 2006. Basic earnings per share was CHF 0.91 for the first quarter of 2007, compared to basic earnings per share of CHF 0.67 for the first quarter of 2006. Dilutive earnings per share was CHF 0.86 for the first quarter of 2007, compared to dilutive earnings per share of CHF 0.63 for the first quarter of 2006.

Employees

Total headcount as of March 31, 2007 and December 31, 2006 was 96 and 88, respectively. Headcount as of March 31, 2007 was allocated as follows: professional services 19%, research and development 28%, sales and marketing 20%, general and administration 15% and MarketingNet 18%.

Consolidated Balance Sheets

(in thousands CHF, except share information)
(unaudited)

ASSETS	March 31, 2007	December 31, 2006
Current assets		
Cash and cash equivalents	10,556	8,499
Accounts receivable, net of allowance	5,743	5,874
Unbilled receivables	1,083	1,478
Other receivables	106	92
Prepaid expenses	875	203
Total current assets	**18,363**	**16,146**
Non-current assets		
Property and equipment, net	247	250
Capitalized software development costs, net	1,792	1,537
Goodwill and intangible assets, net	3,091	3,137
Other assets	78	76
Total non-current assets	**5,208**	**5,000**
TOTAL ASSETS	**23,571**	**21,146**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	656	592
Deferred revenue	4,786	4,207
Other current liabilities	703	522
Accrued liabilities	1,634	1,433
Total current liabilities	**7,779**	**6,754**
Deferred revenue less current portion	167	190
Long-term portion of unfunded pension obligation	1,705	1,705
Total liabilities	**9,651**	**8,649**
Shareholders' equity		
Share capital, CHF 10.00 par value; 1,397,901 shares issued and outstanding, 676,000 additional authorized and 631,669 conditional as of March 31, 2007; 1,381,664 shares issued and outstanding, 676,000 additional authorized and 647,906 conditional as of December 31, 2006.	13,979	13,817
Treasury shares	(1,439)	(1,255)
Additional paid-in capital	140,093	139,938
Accumulated deficit	(136,773)	(138,033)
Accumulated other comprehensive loss	(1,940)	(1,970)
Total shareholders' equity	**13,920**	**12,497**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**23,571**	**21,146**

See accompanying notes to these consolidated financial statements.

Consolidated Statements of Operations

(in thousands CHF, except share and per share information)
(unaudited)

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006
Revenues		
Software licenses	3,054	2,061
Product support	1,797	1,398
Services	1,571	1,731
Total revenues	**6,422**	**5,190**
Cost of revenues		
Software licenses	69	48
Product support and services	1,524	1,048
Total cost of revenues	**1,593**	**1,096**
Gross profit	**4,829**	**4,094**
Operating expenses		
Research and development	854	659
Sales and marketing	1,745	1,782
General and administrative	938	726
Amortization of acquired intangible assets	47	47
Income from operations	**1,245**	**880**
Interest income	12	9
Interest expense	-	-
Foreign exchange gain	32	27
Other income (expense)	(7)	7
Income before taxes	**1,282**	**923**
Provision for taxes	(22)	(8)
Net income	**1,260**	**915**
Basic earnings per share	**0.91**	**0.67**
Dilutive earnings per share	**0.86**	**0.63**
Shares used in computing basic earnings per share	**1,377,718**	**1,356,228**
Shares used in computing dilutive basic earnings per share	**1,467,628**	**1,446,118**

See accompanying notes to these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands CHF)

(unaudited)	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006
Net income	1,260	915
Adjustments to reconcile net income to net cash provide by operating activities		
Depreciation and amortization of fixed assets	30	21
Amortization of acquired intangible assets	47	47
Amortization of capitalized software costs	64	37
Net foreign currency exchange gain	(11)	(25)
Share-based compensation	94	125
Changes in operating assets and liabilities		
Accounts receivable	143	1,389
Unbilled receivables	397	(491)
Prepaid expenses and other current assets	(690)	(186)
Other assets	(3)	32
Accounts payable	67	(153)
Deferred revenues	574	812
Accrued liabilities	199	(536)
Other current liabilities	181	(247)
Net cash provided by operating activities	**2,352**	**1,740**
Cash flows from investing activities		
Capitalized software development cost	(319)	(209)
Purchases of equipment	(27)	(10)
Net cash used in investing activities	**(346)**	**(219)**
Cash flows from financing activities		
Proceeds from stock option exercises	203	194
Purchase of treasury shares	(700)	(434)
Proceeds from sale of treasury shares	536	638
Net cash provided by financing activities	**39**	**398**
Net increase in cash and cash equivalents	**2,045**	**1,919**
Foreign currency adjustment on cash	12	-
Cash and cash equivalents at beginning of period	8,499	4,256
Cash and cash equivalents at end of period	**10,556**	**6,175**

See accompanying notes to these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands CHF, except share information)
(unaudited)

	Share Capital		Treasury	Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Shares	Capital	Deficit	Income (Loss)	Equity
Balances January 1, 2006	**1,353,570**	**13,536**	**(1,227)**	**139,256**	**(139,911)**	**(510)**	**11,144**
Proceeds from exercise of stock options	28,094	281	-	67	-	-	348
Additional proceeds from issuance of share capital	-	-	-	109	-	-	109
Purchase of treasury shares	-	-	(2,598)	-	-	-	(2,598)
Proceeds from sale of treasury shares	-	-	2,570	51	-	-	2,621
Share-based compensation	-	-	-	455	-	-	455
Adjustment to initially apply Financial Accounting Standards Board Statement No. 158	-	-	-	-	-	(1,358)	(1,358)
Comprehensive income:							
Net income	-	-	-	-	1,878	-	1,878
Foreign currency translation	-	-	-	-	-	(102)	(102)
Total comprehensive income	-	-	-	-	-	-	1,776
Balances December 31, 2006	**1,381,664**	**13,817**	**(1,255)**	**139,938**	**(138,033)**	**(1,970)**	**12,497**
Proceeds from exercise of stock options	16,237	162	-	41	-	-	203
Purchase of treasury shares	-	-	(700)	-	-	-	(700)
Proceeds from sale of treasury shares	-	-	516	20	-	-	536
Share-based compensation	-	-	-	94	-	-	94
Comprehensive income:							
Net income	-	-	-	-	1,260	-	1,260
Foreign currency translation	-	-	-	-	-	30	30
Total comprehensive income	-	-	-	-	-	-	1,290
Balances March 31, 2007	**1,397,901**	**13,979**	**(1,439)**	**140,093**	**(136,773)**	**(1,940)**	**13,920**

See accompanying notes to these consolidated financial statements.

Notes to Consolidated Interim Financial Statements
(unaudited)
(in thousands of CHF, except share and per share information)

Note 1 – Organization and History

Day Software Holding AG (collectively with its subsidiaries, the "Company") was formed on October 29, 1999, as a stock corporation under the laws of Switzerland. The Company is an international provider of global content and infrastructure software. The Company's technology, Communiqué, offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture and its innovative ContentBus turn the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform. The Company's technology, CRX, is a java content repository that fully implements the new Java Content Repository API (JCR) standard that makes high value content easily accessible for any application. CRX is the first commercially available, industry strength implementation of the groundbreaking new JSR 170 standard for content repositories. The Company's products and services are marketed throughout Europe, the Americas and Asia Pacific.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). Certain amounts reported in previous years have been reclassified to conform to the 2007 presentation.

These unaudited consolidated interim financial statements should be read in conjunction with the audited financial statements and notes related thereto for the period ended December 31, 2006, included in the Company's Annual Report. The unaudited consolidated interim financial statements include all adjustments necessary to present fairly the Company's consolidated financial position as of March 31, 2007, notes explaining any significant changes that have occurred since December 31, 2006 and the consolidated results of its operations and cash flows for the three months ended March 31, 2007. The consolidated results of such interim periods are not necessarily indicative of the results to be achieved for the period ended December 31, 2007.

Principles of Consolidation

The accompanying unaudited consolidated interim financial statements include the accounts of Day Software Holding AG and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Note 3 – Capitalized Software Development Costs

Statement of Financial Accounting Standard No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,* requires development costs incurred in the research and development of new software products to be sold or marketed to be expensed as incurred until technological feasibility in the form of a working model has been established at which time such costs are capitalized, subject to recoverability, until the software products are available for sale. Software costs capitalized during the three months ended March 31, 2007 and 2006 totaled TCHF 319 and TCHF 209, respectively. Monthly amortization of capitalized software development costs, charged to cost of revenues – software licenses in the statement of statement of operations, will be equal to the greater of the amount calculated by the straight-line method over the estimated life of the product or the amount calculated by using the ratio that current gross revenues bear to total estimated gross revenues of the product. Amortization expense for the three months ended March 31, 2007 and 2006 was TCHF 64 and TCHF 37, respectively.

Note 4 – Goodwill and Other Intangible Assets

Intangible assets as of March 31, 2007 include goodwill of TCHF 2,422 and other intangible assets (brands) of TCHF 669, which resulted from the acquisition of MarketingNet Ltd. ("MarketingNet") in October 2000.

Goodwill represents the excess of costs over fair value of assets of businesses acquired. In accordance with Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets,* goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually and are tested for impairment more frequently if events and circumstances indicate that an asset might be impaired. Impairment, if any, is measured as the difference between the carrying value and the fair value of the asset. There were no impairment charges recorded on goodwill and intangible assets with indefinite useful lives during the three months ended March 31, 2007 and 2006.

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). Intangible assets, stated at cost net of amortization and impairment charges, include brand name, which is amortized on a straight-line basis over the estimated useful life of ten years and a non-compete agreement which is fully amortized. Accumulated amortization and impairment on other intangible assets as of March 31, 2007 and December 31, 2006 was TCHF 12,916 and TCHF 12,869, respectively. Amortization expense of these intangible assets totaled TCHF 47 for the each of the three months ended March 31, 2007 and 2006. Amortization expense for these intangible assets is estimated to be TCHF 187 in each of the years 2007 through 2010. There were no impairment charges recorded on these other intangibles assets during the three months ended March 31, 2007 and 2006.

Note 5 – Shareholders' Equity

In June 2005, Day issued 108,000 shares of authorized capital to a group of investors ("Investors"). Net proceeds from the transaction totaled TCHF 1,914. In connection with this transaction, the Investors had the right to acquire an additional 12,000 shares at a price of CHF 10.00 per share if the average price of a share became less than the original issue price during the period starting on July 1, 2005 and ending on June 30, 2006. The Investors deposited TCHF 120 in a non-interest bearing bank account to be used to acquire these additional shares. As of June 30, 2006, these funds had not been used to acquire these additional shares and were contributed to the Company as additional paid-in capital.

Note 6 – Share-based Compensation

The Company has two stock option plans, the Day Interactive Holding AG International Stock Option Plan (the "International Option Plan") and the Day Interactive Holding AG United States Stock Option Plan (the "United States Option Plan"). Both the International Option Plan and United States Option Plan are administered by the Board of Directors, which determines the terms and conditions of the options granted, including exercise price, number of options granted and the vesting period of such options. Substantially all of the stock options outstanding vest over a 2 to 4 year period all and have an exercise price equal to the market value on date of grant. The maximum term of options granted under the International Option Plan and the United States Option Plan is ten years. The maximum shares of capital stock for issuance under the United States Option Plan and the International Option Plan is 373,595 and 186,800, respectively.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"). SFAS 123R establishes accounting guidance for transactions in which an entity awards its equity instruments in exchange for employee services. The cost of the employee's service is measured based on the grant dated fair value of the equity instrument, adjusted for estimated forfeiture rate, and is expensed over the vesting period of the equity instrument. SFAS 123R applies to all awards granted, modified, repurchase or cancelled after SFAS 123R is adopted. The Company is using the modified prospective method established under SFAS 123R to account for all unvested awards granted prior to January 1, 2006. Under the modified prospective method, share-based compensation expense is calculated by taking the grant date fair market value of the award calculated under SFAS 123R and amortizing the pro rata expense over the remaining vesting period.

Share-based compensation expense included in the consolidated statements of operations under both stock option plans for the three months ended March 31, 2007 and 2006

In thousands CHF	**2007**	**2006**
Cost of revenues	9	5
Research and development	15	69
Sales and marketing	24	11
General and administrative	46	40
Total share-based compensation	**94**	**125**

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model as prescribed by SFAS 123R using the assumptions in the following table. The risk free interest rate under the International Option Plan is based on the Swiss Confederation bond yield during the option grant period. The risk free interest rate under the United States Option Plan is based on the U.S. Treasury yield curve during the option grant period. The expected life is calculated taking an average between the option vesting term and the contractual term. The expected volatility is based on historical volatility. The forfeiture rates are based on historical forfeitures.

Assumptions for calculation of the fair value of each option granted on the date of grant using the Black Scholes option-pricing model under both stock option plans for the three months ended March 31, 2007 and 2006:

	2007	2006
Risk free interest rate under International Option Plan	2.25%	2.25%
Risk free interest rate under United States Option Plan	4.70%	4.50%
Expected life (years) under International Option Plan	4.5	5
Expected life (years) under United States Option Plan	7	5
Expected volatility	42.50%	43.70%
Forfeiture rate under International Option Plan	14.51%	14.51%
Forfeiture rate under United States Option Plan	6.10%	6.10%
Dividend yield	-	-

Stock option activity under both stock option plans for the three months ended March 31, 2007

	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	310,179	19.11
Granted	16,000	30.90
Exercised	(16,237)	12.52
Forefeited	(8,746)	22.13
Outstanding, end of period	**301,196**	**20.00**
Exercisable, end of period	**229,029**	**18.82**

The weighted average grant date fair value for options issued during the three months ended March 31, 2007 was CHF 14.51.

Summary of capital share options outstanding under both stock option plans as of March 31, 2007

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number of Options	Weighted Average Contractual Life Remaining (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
10.00 - 14.00	75,995	3.92	12.58	75,208	12.56
15.05 - 19.75	45,322	4.04	17.26	36,818	17.20
20.10 - 24.30	138,639	5.91	21.23	94,778	20.99
25.00 - 29.00	9,140	8.00	27.96	1,954	21.01
30.65 - 35.00	32,100	4.69	33.86	20,272	34.56
Totals	**301,196**			**229,029**	

Summary of nonvested shares under both stock option plans as of March 31, 2007

	Number Of Options	Weighted Average Grant Date Fair Value
Nonvested, beginning of period	64,511	11.72
Granted	16,000	14.51
Vested	(148)	7.70
Forfeited	(8,196)	11.87
Nonvested, end of period	**72,167**	**12.31**

As of March 31, 2007, total share-based compensation cost not yet recognized related to nonvested share-based arrangements was TCHF 888. This cost is estimated to be recognized over a weighted average period of 2.3 years.

Note 7 – Retirement and Pension Plans

United States

In the United States, the Company sponsors a 401(k) retirement plan that is considered a defined contribution discretionary plan under which eligible participants may contribute up to a maximum of 80% of their pre-tax earnings subject to certain statutory limitations. The Company made no discretionary contributions to the 401(k) retirement plan during the three months ended March 31, 2007 and 2006.

Switzerland

The Company sponsors a defined benefit plan (the "Plan") covering all of its employees earning more than TCHF 25 per year. Net periodic pension benefit cost for the three months ended March 31, 2007 and 2006 was TCHF 90 and TCHF 89, respectively.

Note 8 – Earnings Per Share

Basic earnings per share is computed by dividing net income available to shareholders by the weighted average number of shares outstanding during the period. Dilutive earnings per share calculated for the three months ended March 31, 2007 and 2006 is computed by dividing net income available to shareholders by the weighted average number of shares outstanding plus the effect of potentially dilutive common shares outstanding during the period using the treasury stock method. Potentially dilutive common shares include outstanding stock options. Common stock equivalents totaling 54,940 and 107,359 have been excluded from the calculation of the weighed average shares outstanding for the three months ended March 31, 2007 and 2006, respectively, as the effects are anti-dilutive.

Note 9 – Segment Information

The Company operates predominantly in a single industry segment as a provider of enterprise software and related services. The Company's reportable operating segments, based on geographic location of transaction, are Europe, the Americas and Asia Pacific. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intergeographic revenues primarily represent intercompany revenues which are accounted for based on established sales prices between the related companies and are eliminated in consolidation.

Segments by geographic area of origin are as follows:

In thousands CHF	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006
Revenues		
Europe	4,537	2,442
Americas	1,843	2,516
Asia Pacific	42	476
Elimination of intergeographic revenues	-	(244)
Total revenues	**6,422**	**5,190**
Net Income (Loss)		
Europe	1,114	(413)
Americas	146	1,328
Total net income	**1,260**	**915**
	March 31, 2007	**December 31, 2006**
Assets		
Europe	21,263	16,266
Americas	2,308	4,880
Total assets	**23,571**	**21,146**

Note 10 – Commitments and Contingencies

The Company's standard software license agreement includes an indemnification clause that indemnifies the licensee against liability and damages arising out of or in connection with an assertion that the software infringes any United States trademark or copyright. Financial Accounting Standards Board Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires certain disclosures regarding intellectual property infringement indemnification. To date, the Company has had no material claims or costs related to these indemnification clauses and therefore, has no liability recorded related to these indemnification clauses as of March 31, 2007 and December 31, 2006.

Note 11 – Financing Arrangements

In January 2007, the Company entered into a loan and security agreement with a bank where by the Company can finance eligible receivables up to 80% of USD 1.25 million in accordance with the terms of the agreement. As of March 31, 2007, there were no borrowings against this loan agreement.

About Day (www.day.com)

Day is a provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (Symbol: DAYN) since April 2000. Day's securities are also traded in the U.S.'s Over-The-Counter market in the form of American Depositary Receipts (Symbol: DYIHY). Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, Intercontinental Hotels Group, McDonald's and Volkswagen.

Forward-looking Statements

This report may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "expects," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and the Company will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. The Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For further information

Peter Nachbur
Day Software Holding AG
Barfüsserplatz 6
4001 Basel, Switzerland

T +41 61 226 98 98
F +41 61 226 98 97
E-Mail peter.nachbur@day.com

The English text of this report represents the binding version.

END